

January 25, 2011

<u>Via Mail and Facsimile (901-818-7570)</u>

Frederick W. Smith
Chairman, President and Chief Executive Officer
FedEx Corporation
942 South Shady Grove Road
Memphis, TN 38120

  Re: **FedEx Corporation
Form 10-K for the Fiscal Year Ended May 31, 2010
Filed July 15, 2010
File No. 1-15829
Response Letter Filed January 14, 2011**

Dear Mr. Smith:

  We have reviewed your response letter and have the following additional comment.

<u>General</u>

  1. We note the information you provided regarding revenue you generated from shipments to and from Syria in the fiscal year ended May 31, 2010, in response to comment two in our letter dated December 15, 2010. Please provide us with the same information for the prior two fiscal years and for the subsequent interim period. Please also tell us the approximate dollar amounts you paid to Iran for overflight fees during the past three fiscal years and the subsequent interim period.

  Please contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comment or our review.

         Sincerely,

         Cecilia Blye, Chief
         Office of Global Security Risk

 cc: Max Webb
   Assistant Director, Division of Corporation Finance